July 8, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Katharine Garrett and John Spitz

Re:Atlantic Union Bankshares Corporation

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-39325

Dear Ms. Garrett and Mr. Spitz,

On behalf of Atlantic Union Bankshares Corporation (the “Company”), I am writing in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated June 24, 2024 (the “Comment Letter”), with respect to the Company’s above-referenced Form 10-K.

For ease of reference, we have included each of the Staff’s comments in this letter in italics followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 61

1.	We note your disclosure that commercial real estate (“CRE”) loans represented one of your largest loan categories at December 31, 2023 and 2022. We also note that non-owner occupied CRE loans comprised 26.7% of your total loans held for investment (“LHFI”) as of December 31, 2023. Additionally, we note that the Appendix to your Earnings Presentation included in Exhibit 99.2 to your Form 8-K filed on January 23, 2024 provides additional quantitative information about the composition of your non-owner occupied CRE portfolio. Please revise your future periodic filings to further disaggregate the composition of your total CRE loan portfolio at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor’s understanding of credit risk in your CRE loan portfolio. Relevant other concentrations could include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, retail, etc.) similar to the information provided in your Earnings Presentation, or by geographic market, and an average and range of loan-to-value ratios.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosures in future periodic filings to further disaggregate the composition of its CRE loan portfolio to address characteristics we believe are material to an investor’s understanding of credit risk in the Company’s CRE loan portfolio.

2.	In addition, we note your disclosure on page 18 that CRE loans also typically have larger loan balances, and, therefore, the deterioration of one or a few of these loans could cause a significant increase in the percentage of your non-performing loans. Please revise your future periodic filings to clarify any specific risk management policies, procedures or other actions undertaken by management that address the current CRE environment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosures in future periodic filings to clarify the specific risk management policies, procedures and other actions undertaken by the Company’s management that address the current CRE environment, as applicable.

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We appreciate the Staff’s comments and believe the foregoing provides a complete response to the Comment Letter. If you have any additional questions or comments, please do not hesitate to contact me at (804) 523-7828.

Yours very truly,

/s/ Robert M. Gorman

 Robert M. Gorman

Executive Vice President and Chief Financial Officer

Atlantic Union Bankshares Corporation